

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Steven Scheinthal
Vice President and General Counsel
Landcadia Holdings IV, Inc.
1510 West Loop South
Houston, Texas 77027

> **Re: Landcadia Holdings IV, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2021**
> **File No. 333-253100**

Dear Mr. Scheinthal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Our warrant agreement will designate the courts , page 60

1. We note your risk factor disclosure on page 60 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly. In addition, you disclose on page 60 additional provisions you designate as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language.

Exhibits

2.   It appears from your fee table that you are attempting to register the issuance of common stock upon exercise of the warrants that are included as part of the units. However, Exhibit 5.1 does not appear to include counsel's opinion regarding the legality of that transaction. Please file a revised opinion. As a related matter, your disclosures on pages 12 and 58-59 of your initial registration statement indicate you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table. Please revise or advise, as appropriate.

        You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoff Kruczek at (202) 551-3641 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Elliott Smith